EXHIBIT 99.1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on
Schedule 13G (including amendments thereto) with respect to the Common Stock, par value
$0.001 per share, of Leslie's, Inc.

Dated: May 20, 2026

By: /s/ Baxter Lee
Name: Baxter Lee

By: /s/ Andrew Storm
Name: Andrew Storm